Exhibit (b)(1)

Execution Version

May 11, 2022

Balmoral Swan Parent, Inc.

c/o Balmoral Funds, LLC

11150 Santa Monica Boulevard, #825

Los Angeles, California 90025

Attention: Richard Levernier

Re:	Commitment Letter – Project Swan

Ladies and Gentlemen:

You have advised Bank of America, N.A. (“Bank of America”) that you and certain affiliates and co-investors (collectively, the “Equity Investors”) have formed Balmoral Swan Parent, Inc., a Delaware corporation (“Holdings”) that intends to acquire (the “Acquisition”) all of the common stock of Trecora Resources, a Delaware corporation (“Target”; the Target and its wholly-owned domestic subsidiaries, which include South Hampton Resources, Inc. (“SHR”) and Trecora Chemical, LLC (“TCL”), each a “Company” and collectively, the “Companies”). After giving effect to the Acquisition, Balmoral Swan MergerSub, Inc. (“MergerSub”) will be merged into Target with Target as the surviving entity which will directly or indirectly own all of the equity interests in each Company. Parent, Holdings, MergerSub, each Company and any subsidiaries of the foregoing are hereinafter referred to collectively as the “Relevant Entities.”

You have also advised Bank of America that you intend to finance the Acquisition, costs and expenses related to the Transaction (as hereinafter defined) and the ongoing working capital and other general corporate purposes of the Relevant Entities and their subsidiaries after consummation of the Acquisition from the following sources (and that no financing other than the financing described herein will be required in connection with the Transaction): (a) at least $95,000,000 of common equity, plus a portion related to bridge preferred equity or subordinated debt1, will be contributed (the “Equity Contribution”) to Holdings, through the Equity Investors; (b) an asset based revolving credit facility in the aggregate amount of $35,750,000 (“Revolving Credit Facility”), and (c) a term loan credit facility of $130,000,000 (the “Term Loan Facility”). The Acquisition, the Equity Contribution, the entering into and funding of the Revolving Credit Facility, the Term Loan Facility and all related transactions are hereinafter individually and collectively referred to as the “Transaction.”

In connection with the foregoing, Bank of America is pleased to advise you of its commitment to provide the full principal amount of the Revolving Credit Facility and to act as the sole administrative agent (in such capacity, the “Administrative Agent”) for the Revolving Credit Facility, subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”). You hereby agree that, effective upon your acceptance of this Commitment Letter and continuing through the Expiration Date (as defined below) and subject to your right to terminate this Commitment Letter pursuant

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Bridge preferred equity/subordinated debt to be subject to repayment/repurchase by the loan parties so long as, after giving effect to such repayment/repurchase, no Event of Default exists, pro forma liquidity (defined as availability under the ABL Financing Facility and unrestricted cash and cash equivalents of the Loan Parties maintained in deposit accounts at financial institutions in the U.S. and subject to Bank of America’s perfected lien) shall be at least $10,000,000 on a 30 day lookback (with at least $5,500,000 is from availability under the ABL Financing Facility) and Total Net Leverage Ratio (as defined in the Term Loan Facility) of the Loan Parties and their subsidiaries shall not exceed 3.5 to 1.0 as of the most recently ended fiscal quarter for which financial statements are available.

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to the terms hereof, you shall not solicit any other bank, investment bank, financial institution, person or entity to provide, structure, arrange or syndicate any component of the Revolving Credit Facility or any other senior revolving financing similar to or as a replacement of any component of the Revolving Credit Facility; provided that, the foregoing shall not prevent or be interpreted to prevent discussion and/or negotiation with any other person with respect to or in connection with the Term Loan Facility and/or any investor in respect of the Equity Contribution.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Summary of Terms, the Credit Documentation (as defined in the Summary of Terms) or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, the obligation of Bank of America to fund the Revolving Credit Facility on the Closing Date (the “Commitment”) is subject solely to the satisfaction (or waiver) of the conditions set forth in the Summary of Terms under the caption “Conditions Precedent to Closing” (such conditions, collectively, the “Limited Conditionality Provisions”).

Notwithstanding anything in this Commitment Letter, the Fee Letter, the Summary of Terms, the Credit Documentation or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (a) the only representations relating to the Relevant Entities the accuracy of which shall be a condition to the availability of the Revolving Credit Facility and the making of the initial revolving loans and other extensions of credit on the Closing Date shall be (i) the representations made on the Closing Date by or with respect to the Companies in the Purchase Agreement (as defined in the Summary of Terms) as are material to the interests of Bank of America and its affiliates, but only to the extent that you have (and/or your applicable affiliate has) the right to terminate your (and/or its) obligations under the Purchase Agreement, or to decline to consummate the Acquisition pursuant to the Purchase Agreement, in each case, as a result of a breach of such representations in the Purchase Agreement (determined without regard to whether any notice is required to be delivered under the Purchase Agreement) (to such extent, the “Purchase Agreement Representations”) and (ii) the Specified Representations (as hereinafter defined), (b) the terms of the Credit Documentation shall be consistent with the Documentation Principles (as defined in the Summary of Terms) and shall be in a form such that they do not impair the availability of the Revolving Credit Facility on the Closing Date if the Limited Conditionality Provisions are satisfied (or waived by Bank of America) (it being understood that, to the extent the perfection of the security interest in any Collateral (as defined in the Summary of Terms) is not or cannot be provided on the Closing Date (other than the perfection of security interests (i) in assets with respect to which a lien may be perfected by the filing of a UCC financing statement, and (ii) in federally registered intellectual property with respect to which a lien may be perfected by the filing of an intellectual property security agreement with the United States Patent and Trademark Office (the “USPTO”) or the United States Copyright Office (the “USCO”) (provided that with respect to any such intellectual property described in this clause (ii), your sole obligation shall be to execute and deliver, or cause to be executed and delivered, necessary intellectual property security agreements to the Administrative Agent in proper form for filing with the USPTO or USCO and to irrevocably authorize, and to cause the applicable guarantor to irrevocably authorize, the Administrative Agent to file such intellectual property security agreements with the USPTO and USCO on the Closing Date), after your use of commercially reasonable efforts to do so without undue burden or expense, then the perfection of a security interest in such Collateral shall not constitute a condition precedent to the funding of the Revolving Credit Facility on the Closing Date, but instead shall be required to be delivered and/or perfected after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Administrative Agent and the Company), and (c) the only conditions (express or implied) to the funding of the Revolving Credit Facility on the Closing Date are those expressly set forth in the Summary of Terms under the caption “Conditions Precedent to Closing” (as satisfied or waived). For purposes hereof, “Specified Representations” means the representations and warranties of the Relevant Entities set forth in the Credit Documentation relating to: legal existence of the Relevant Entities; organizational power and authority of the Relevant Entities to enter into the Credit Documentation; due authorization of, execution by, delivery by and enforceability against the Relevant Entities, in each case solely related to entering into and performance of the Credit Documentation; no conflict of the Credit Documentation with the Relevant Entities’ charter documents

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solely related to the entering into and performance of the Credit Documentation; solvency of Parent and its subsidiaries on a consolidated basis as of the Closing Date (after giving effect to the Transaction) (such representation to be consistent with the solvency certificate in the form set forth in Schedule A attached to the Summary of Terms); Federal Reserve margin regulations; the use of the proceeds of the Revolving Credit Facility not violating the U.S.A. Patriot Act, OFAC and FCPA; the Investment Company Act; status of the Revolving Credit Facility as senior debt (subject to permitted debt as set forth in the Credit Documentation); and, subject to the limitations set forth in the preceding sentence, the validity and perfection of the security interests granted by Parent and any of the Relevant Entities in the Collateral (subject to permitted liens as set forth in the Credit Documentation). Notwithstanding anything to the contrary contained herein, to the extent that any of the Specified Representations are qualified or subject to “material adverse effect”, the definition thereof shall be “Company Material Adverse Effect” (as defined in the Purchase Agreement) for purposes of any representations and warranties made or to be made on, or as of, the Closing Date. Without limiting the Limited Conditionality Provisions, the Administrative Agent will cooperate with you as reasonably requested in coordinating the timing and procedures for the funding of the Revolving Credit Facility in a manner consistent with the Purchase Agreement. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

To date, Bank of America has: (a) reviewed certain historical financial and other information prepared by you and the Companies relating to the assets and businesses of the Companies; (b) reviewed certain projected financial information prepared by you with respect to the Companies after giving pro forma effect to the Transaction; and (c) conducted certain discussions with certain members of certain of the Company’s existing management. The results of such reviews and discussions have been conducted to date, while incomplete as to scope, have been satisfactory to Bank of America. In issuing this commitment and undertaking, Bank of America is relying on the accuracy of the Information (as hereinafter defined) furnished to us by you or on your behalf in connection with the Revolving Credit Facility. On the basis of such Information and discussions and our due diligence investigation to date, Bank of America has no reason to believe that you will be unable to satisfy the closing conditions for the Revolving Credit Facility, as set forth in the Summary of Terms, on a timely basis. Upon the execution hereof and until the Expiration Date (as defined below), you agree to use commercially reasonable efforts to have the Target provide to you so that you can provide to Bank of America, on a monthly basis within 30 days after the end of each month, the monthly financial statements of the Companies.

You represent and warrant (as to the Companies, to your knowledge) that (a) all written information and other written information concerning the Companies (other than all written financial estimates, forecasts, financial projections and other forward looking information concerning the Companies that have been or are hereafter made available to Bank of America by you or any of your representatives (or on your or their behalf) or by the Companies or representatives (or on their behalf) (collectively, the “Projections”) and information of a general economic or industry specific nature), collectively, the “Information”), which has been or is hereafter made available to Bank of America by you or any of your representatives (or on your or their behalf) or by any Company or any of its affiliates, subsidiaries or representatives (or on their behalf) in connection with any aspect of the Transaction, as and when furnished, is and will be, when taken as a whole, complete and correct in all material respects and does not and will not when delivered contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements have been made (giving effect to all supplements and updates thereto) and (b) the Projections that have been or will be made available to Bank of America by you or any of your representatives (or on your or their behalf) or by any Company or any of its affiliates, subsidiaries or representatives (or on their behalf) in connection with the Transaction, when taken as a whole, have been and will be prepared in good faith on the basis of assumptions believed by you to be reasonable at the time furnished (it being understood that

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the Projections are as to future events and are not to be viewed as facts and such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and no assurances can be given that such projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material). You agree to use commercially reasonable efforts to furnish us with further and supplemental information from time to time until the Closing Date (as defined in the Summary of Terms) so that the representation and warranty in the immediately preceding sentence are correct in all material respects on the Closing Date as if the Information were being furnished, and such representation and warranty were being made, on such date (provided that nothing in this paragraph shall expand the conditions set forth in the Summary of Terms under the caption “Conditions Precedent to Closing”). In issuing this commitment and in arranging and syndicating the Revolving Credit Facility, Bank of America is and will be using and relying on the Information without independent verification thereof.

By executing this Commitment Letter, you agree to reimburse Bank of America, within five (5) business days of written demand therefor, for all reasonable and documented out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges (limited to those of McGuireWoods LLP, as counsel to the Administrative Agent, and, to the extent necessary, of one law firm acting as special local outside counsel to the Administrative Agent) and (b) due diligence expenses) incurred by Bank of America in connection with the Revolving Credit Facility and the preparation of the definitive documentation therefor, and with any other aspect of the Transaction. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

You agree to indemnify and hold harmless Bank of America and its affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable and documented out-of-pocket fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith): (a) any aspect of the Transaction or (b) the Revolving Credit Facility, or any use made or proposed to be made with the proceeds thereof (but, with respect to the foregoing, limited to one (1) counsel to all Indemnified Parties taken as a whole in respect of the Revolving Credit Facility, one (1) local counsel to all Indemnified Parties taken as a whole in each relevant material jurisdiction (which may include a single special counsel acting in multiple jurisdictions) in respect of the Revolving Credit Facility, and, as the case may be, and, solely in the event of an actual or perceived conflict of interest where the Indemnified Party affected by such conflict informs the Companies of such conflict to the extent the affected Indemnified Party determines that it is able to disclose such conflict, one (1) additional counsel for such affected Indemnified Parties taken as a whole), except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Party’s gross negligence, bad faith or willful misconduct, (ii) such Indemnified Party’s material breach of its obligations under this Commitment Letter or the Summary of Terms or (iii) a dispute solely among Indemnified Parties (other than any action or other proceeding against Bank of America solely in its capacity as Administrative Agent, arranger or any other similar role in connection with this Commitment Letter, the Summary of Terms, the Fee Letter, the Revolving Credit Facility, the Acquisition or any related transactions contemplated hereby or thereby or any use or intended use of the proceeds of the Revolving Credit Facility) not arising out of any act or omission on the part of you or your affiliates. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified

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Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. Notwithstanding any other provision of this Commitment Letter and the Summary of Terms, (x) none of us, you, any Company, or any affiliate of any of the foregoing, or any officer, director, employee, agent, controlling person, advisor or other representative of the foregoing or any successor or permitted assign of any of the foregoing, shall have any liability (whether direct or indirect, in contract, tort, equity or otherwise) arising out of, related to or in connection with any aspect of this Commitment Letter, the Fee Letter, the Revolving Credit Facility or the Transaction, for any special, indirect, consequential or punitive (including, without limitation, any loss of profits, business or anticipated savings), damages which may be alleged in connection with any of the foregoing and (y) for the avoidance of doubt, with respect to fees and expenses incurred in connection with the negotiation, preparation, execution, delivery and closing or administration of this Commitment Letter, the Summary of Terms, the Fee Letter, the Credit Documentation, the Acquisition and the Transaction, your obligations shall be limited as set forth in the immediately preceding paragraph. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

This Commitment Letter and the fee letter among you and Bank of America of even date herewith (the “Fee Letter”) and the contents hereof and thereof are confidential and may not be disclosed by you in whole or in part to any person or entity without our prior written consent, except (a) for disclosure hereof or thereof on a confidential basis to your accountants, insurers, attorneys and other professional advisors retained by you in connection with the Transaction, (b) as may be required (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case you agree to use commercially reasonable efforts to inform us promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), and (ii) upon the request or demand of any regulatory authority having or purporting to have jurisdiction over you or any of your affiliates (in which case you agree, to the extent practicable and not prohibited by applicable law, to inform us promptly thereof prior to disclosure), or as otherwise required by law, (c) to your shareholders, the Equity Investors, potential co-investors, Parent, Holdings and each of their respective affiliates and subsidiaries and, in each case, to your and their respective directors, officers, employees, affiliates, agents and advisors, legal counsel, insurers and accountants, in each case, on a confidential and “need-to-know” basis and only in connection with the Transaction, (d) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter, the Summary of Terms and the Fee Letter, (e) to the extent any of this Commitment Letter, the Summary of Terms or the contents hereof become publicly available other than by reason of disclosure by you in breach of this Commitment Letter; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) (but not the Fee Letter other than (i) the existence thereof and the contents thereof with respect to fees generally in the aggregate as part of projections and pro forma information, (ii) a generic disclosure of aggregate sources and uses to the extent customary or required in marketing materials and other disclosures or in any public filing relating to the Transaction (including, without limitation, to the extent required by applicable rules of any national securities exchange and/or to the extent required by applicable federal securities laws, in connection with any Securities and Exchange Commission filings or any other required public filings) and (iii) to the extent portions thereof have been redacted in a customary manner) (a) on a confidential basis to the board of directors and advisors of each of the Companies in connection with their consideration of the Transaction, (b) to the providers of the Term Loan Facility, each of the Companies, their respective affiliates, and, in each case, their respective subsidiaries and each of their respective directors, officers, members, partners, agents, employees, advisors, legal counsel, insurers, accountants, controlling persons or equity holders, in each case, on a confidential and “need-to-know” basis and only in connection with the Transaction and (b) after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges and any other required public filings. This paragraph shall be superseded by the confidentiality provisions contained in the definitive Credit Documentation.

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Bank of America hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), it is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America to identify you in accordance with the Act.

Bank of America and its affiliates shall use all confidential information provided to them by or on behalf of you, the Company or your and their respective affiliates, subsidiaries and representatives hereunder solely for the purpose of providing the services which are the subject of this letter agreement and otherwise in connection with the Transaction and shall treat confidentially all such information; provided, however, that nothing herein shall prevent Bank of America from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case Bank of America agrees to inform you promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over Bank of America or any of its affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by Bank of America, (iv) solely in connection with the Transaction, to Bank of America’s affiliates, and such affiliates’ respective employees, directors, officers, legal counsel, independent auditors and other experts, agents, service providers or representatives who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is or was received by Bank of America from a third party that is not to Bank of America’s knowledge subject to confidentiality obligations to you, (vii) to the extent that such information is independently developed by Bank of America without the use of any other confidential information provided by your or on your behalf, (viii) to potential lenders, participants or assignees (in each case, other than a Disqualified Institution) who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and Bank of America, including as may be agreed in any confidential information memorandum or other marketing material) or (ix) solely with respect to the existence of the Revolving Credit Facility, to market data collectors, similar services providers to the lending industry, and service providers to Bank of America and the lenders in connection with the administration and management of Revolving Credit Facility. This paragraph shall terminate on the first anniversary of the date hereof.

You acknowledge that Bank of America or its affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America agrees that it will not furnish confidential information obtained from you to any of their other customers in violation of the above confidentiality provisions, and that they will treat confidential information relating to you, the Company and your and their respective affiliates with the same degree of care as they treat their own confidential information. Bank of America further advises you that it will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby and subject to the confidentiality provisions set forth herein, you agree that Bank of America is permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you, Parent, Holdings, the Company or any of your or its respective affiliates that is or may come into the possession of Bank of America or any of its affiliates.

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In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree that: (a) (i) the arranging and other services described herein regarding the Revolving Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and Bank of America, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b)(i) Bank of America has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) Bank of America has no obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) Bank of America and its affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and Bank of America has no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against Bank of America with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

This Commitment Letter (including the Summary of Terms) and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction are required hereby; provided that, (a) the interpretation of the definition of Company Material Adverse Effect (as defined in the Purchase Agreement) (and whether or not a Company Material Adverse Effect (as defined in the Purchase Agreement) has occurred), (b) the determination of the accuracy of any Purchase Agreement Representations and whether as a result of any inaccuracy of any Purchase Agreement Representations there has been a failure of a condition to funding the Revolving Credit Facility or you or your applicable affiliate has the right to terminate your or their obligations under the Purchase Agreement or to decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Purchase Agreement shall, in each case, be governed by, and construed in accordance with, the governing law of the Purchase Agreement, regardless of the laws that might otherwise govern under applicable principals of conflicts laws thereof. Each of you and Bank of America hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including the Summary of Terms), the Fee Letter, the Transaction and the other transactions contemplated hereby and thereby or the actions of Bank of America in the negotiation, performance or enforcement hereof. Each of Bank of America and you hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter (including the Summary of Terms), the Fee Letter and the transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. Nothing in this Commitment Letter, the Summary of Terms or the Fee Letter shall affect any right that Bank of America or any affiliate thereof may otherwise have to bring any claim, action or proceeding relating to this Commitment Letter (including the Summary of Terms), the Fee Letter and/or the transactions contemplated hereby and thereby in any court of competent jurisdiction to the extent necessary or required as a matter of law to assert such claim, action or proceeding against any assets of the Relevant Entities or enforce any judgment arising out of any such claim, action or proceeding. Each of Bank of America and you agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each of Bank of America and you waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction any party hereto are or may be subject by suit upon judgment.

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The provisions of the immediately preceding seven paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Revolving Credit Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of Bank of America hereunder; provided that, your obligations under this Commitment Letter shall automatically terminate and be superseded by the provisions of the Credit Documentation upon the occurrence of the Closing Date. You may terminate this Commitment Letter and Bank of America’s commitment hereunder with respect to the Revolving Credit Facility at any time upon one (1) business day written notice (which may be by email), subject to the provisions that expressly survive the termination of this Commitment Letter.

This Commitment Letter and the Fee Letter may be executed in multiple counterparts and by different parties hereto in separate counterparts, all of which, taken together, shall constitute an original. Delivery of an executed counterpart of a signature page of this Commitment Letter and the Fee Letter by facsimile transmission or electronic transmission (in .pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter may be in the form of an Electronic Record (as defined herein) and may be executed using Electronic Signatures (as defined herein) (including, without limitation, facsimile and .pdf) and shall be considered an original, and shall have the same legal effect, validity and enforceability as a paper record. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by Bank of America of a manually signed paper communication which has been converted into electronic form (such as scanned into .pdf format), or an electronically signed communication converted into another format, for transmission, delivery and/or retention. For purposes hereof, the words “execution,” “execute,” “executed,” “signed,” “signature” and words of like import shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formulations on electronic platforms, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transaction Act.

Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter (including the Summary of Terms) and the Fee Letter embody the entire agreement and understanding among Bank of America, you and your and its affiliates with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by Bank of America to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter may not be amended or any provision thereof waived or modified except by an instrument in writing signed by us and you.

This Commitment Letter is not assignable by you without our prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and any attempted assignment without such consent shall be null and void. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and the Indemnified Parties to the extent set forth herein). This Commitment Letter is not assignable by Bank of America without the prior written consent of you (such consent not to be unreasonably withheld, conditioned or delayed), and any attempted assignment without such consent shall be null and void.

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This Commitment Letter and all commitments and undertakings of Bank of America hereunder will expire at 5:00 p.m. (Pacific time) on May 20, 2022 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of Bank of America hereunder will expire on the earliest of: (a) the date that is five business days after the Outside Date (as defined in the Purchase Agreement), as such Outside Date may be extended from time to time in accordance with the terms of the Purchase Agreement; (b) the closing of the Acquisition without the use of the Revolving Credit Facility (unless Bank of America has failed to fund any advance under or make effective the Revolving Credit Facility in breach of its obligations hereunder); (c) the execution and delivery of the definitive legal documentation for the Revolving Credit Facility and the consummation of the Revolving Credit Facility; (d) the date the Purchase Agreement is terminated in accordance with its terms prior to the consummation of the Acquisition; and (e) the date which is 120 days after the date hereof (such earliest time, the “Expiration Date”).

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Carlos J. Medina
Name:	Carlos J. Medina
Title:	Senior Vice President

ACCEPTED AND AGREED TO
AS OF THE DATE FIRST ABOVE WRITTEN:

BALMORAL SWAN PARENT, INC.

By:	/s/ Robin Nourmand
Name:	Robin Nourmand
Title:	Authorized Signatory

COMMITMENT LETTER

(PROJECT SWAN)

SIGNATURE PAGE

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

PROJECT SWAN $35,750,000 REVOLVING CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

COMPANY:	Has the meaning assigned to such term in the Commitment Letter.

EQUITY INVESTORS:	Balmoral Funds, LLC and its affiliates, and certain other investors (collectively, the “Equity Investors”).

PARENT:	A corporation or limited liability company formed by the Equity Investors that owns and controls 100% of the Initial Borrower.

BORROWERS:

Holdings, MergerSub, and upon the consummation of the Transaction, the MergerSub will merge with Trecora Resources, a Delaware corporation, and immediately following the consummation of the Acquisition on the

Closing Date, each Company shall become a Borrower under the Revolving Credit Facility (collectively, together with the Initial Borrower, the “Borrowers”); provided that, the initial Borrower shall be Balmoral Swan Holdings, LLC (the “Initial Borrower”), and the Initial Borrower shall then loan such proceeds to Holdings, and Holdings shall then make an equity contribution of such proceeds to MergerSub, in connection with the Acquisition.

GUARANTORS:	Subject to the Certain Funds Provision, the obligations of the Borrowers under the Revolving Credit Facility and, at the Borrowers’ option, under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) will be guaranteed by Parent and each of the existing and future direct and indirect wholly-owned domestic restricted subsidiaries of Parent that are not Borrowers (collectively, the “Guarantors”); provided that Guarantors shall not include (a) unrestricted subsidiaries, (b) immaterial subsidiaries (to be defined), (c) any foreign subsidiary that is a controlled foreign corporation, as defined in Section 957 of the Internal Revenue Code, (d) any domestic subsidiary if it has no material assets other than equity interests of one or more CFCs and any subsidiary owned directly or indirectly by a CFC, (e) not-for-profit subsidiaries and capital insurance companies and (f) others to be mutually agreed. All guarantees will be guarantees of payment and not of collection.

Notwithstanding the foregoing, subsidiaries may be excluded from the guarantee requirements in circumstances where the Borrowers and the Administrative Agent reasonably agree that (i) materially adverse tax consequences would result from such guarantee or (ii) the cost, burden, difficulty or consequence of providing such guarantee is excessive in relation to the value afforded thereby.

ADMINISTRATIVE AND

COLLATERAL AGENT:	Bank of America, N.A. (“Bank of America”) will act as sole administrative and collateral agent (the “Administrative Agent”).

SOLE LEAD ARRANGER AND

SOLE BOOKRUNNER:	Bank of America (or any of its designated affiliates) will act as sole lead arranger and sole bookrunner (the “Lead Arranger”).

LENDERS:	Bank of America and another lender acceptable to Bank of America and the Equity Investors (with such other lender to hold a commitment under the Revolving Credit Facility not to exceed $15 million) (in such capacity, the “Lenders”).

REVOLVING CREDIT

FACILITY:	An aggregate principal amount of $35,750,000 will be available through a revolving credit facility, available from time to time during the period from the Closing Date until the earlier of (a) the 5th anniversary of the Closing Date and (b) 91 days prior to the stated maturity of the Term Loan Facility (or any refinancing thereof), which will include a sublimit to be determined for the issuance of letters of credit (each a “Letter of Credit”). Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”), and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit. Amounts repaid under the Revolving Credit Facility may be re-borrowed from time to time. Revolving loans that are Base Rate loans will be available on a same-day basis.

ACCORDION:	Upon written request by the Borrowers, any Lenders may in their sole discretion, elect to increase its commitment under the Revolving Credit Facility; provided, that the aggregate principal amount of increases hereunder shall not exceed $20 million. The Accordion shall be subject to Limited Condition Acquisition Provisions.

LIMITED CONDITION

ACQUISITIONS:	The Credit Documentation shall contain customary “Limited Condition Acquisition” provisions. Such provisions are referred to as the “Limited Condition Acquisition Provisions”.

PURPOSE:	The proceeds of the Revolving Credit Facility and letters of credit shall be used to (a) finance in part the Acquisition; (b) pay fees and expenses incurred in connection with the Transaction; (c) refinance existing indebtedness of the Borrowers, the Guarantors and their respective subsidiaries (the “Refinancing”); and (d) provide ongoing working capital and for other general corporate purposes of the Guarantors, the Borrowers and their respective subsidiaries and for any other purposes not prohibited by the Credit Documentation, including, without limitation, to finance Permitted Acquisitions (as defined below) and other permitted investments.

CLOSING DATE:	The date of the funding of any initial advance of the Revolving Loan Facility on the date of the consummation of the Acquisition on the terms and conditions set forth in the Commitment Letter (the “Closing Date”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full on the earlier of (a) the fifth (5th) anniversary of the Closing Date and (b) ninety-one (91) days prior to the stated maturity of the Term Loan Facility.

AVAILABILITY:	Loans under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis in an amount equal to the excess of (a) the Loan Cap (as defined below) at such time, minus, (b) the aggregate amount of loans and outstanding letters of credit available to be drawn outstanding under the Revolving Credit Facility at such time.

BORROWING BASE:

A borrowing base (the “Borrowing Base”) shall be calculated as follows as set forth in the most recently delivered Borrowing Base certificate:

The sum of:

(i) 90.0% of eligible investment grade accounts receivable (to be defined as mutually agreed), plus

(ii)  85.0% of eligible non-investment grade accounts receivable (to be defined as mutually agreed), plus

(iii)  The lesser of (a) 70.0% of the lower of cost or market of eligible inventory (to be defined as mutually agreed) and (b) 85.0% of the appraised Net Orderly Liquidation Value (“NOLV”) of eligible inventory, less

(iv) customary reserves for the type of assets referred to above.

Such reserves and eligibility criteria shall be determined in accordance with the Administrative Agent’s customary practices as may be applicable under the circumstances based on, among other considerations, field examinations and other due diligence to be conducted by the Administrative Agent (or its designee) and otherwise in its Permitted Discretion (as defined below) and shall be specified in the loan documentation (and in no event shall eligible inventory include foreign intransit inventory), as mutually agreed by the parties thereto (it being understood and agreed that the establishment or any modifications to eligibility criteria or reserves against the Borrowing Base shall be made in the Administrative Agent’s Permitted Discretion upon at least three (3) business days’ prior written notice to the Borrowers and during such three (3) business day period, the Administrative Agent shall, if requested by the Borrowers, discuss any such reserve or modification with the Borrowers and the Borrowers may take such action as may be required so that the event, condition or matter that is the basis for such reserve or modification no longer exists or exists in a manner that would result in the establishment of a lower reserve or result in a lesser modification, in each case, in a manner reasonably satisfactory to the Administrative Agent; provided, that, during such three (3) business day period, the amount of any proposed adjustment shall be deducted from the calculation of the Borrowing Base solely for the purposes of calculating the amount of Loans and Letters of Credit available to the Borrowers. “Permitted Discretion” means a determination made in good faith and in the exercise of reasonable (from the perspective of a senior secured asset-based lender) credit judgment.

Notwithstanding the foregoing set forth in this section entitled “Borrowing Base”, a field examination and inventory appraisal of the Borrowers completed by a reasonably acceptable appraiser, and a completed Borrowing Base certificate using the Borrowing Base formula described above will only be required to be delivered on or prior to the 90th day (or such later date agreed to by the Administrative Agent) following the Closing Date, and until such delivery, the Borrowing Base shall be equal to $35 million (the “Closing Date Borrowing Base”); provided, that in the event the above field examination and inventory appraisal are not completed by the 90th day (or such later date agreed to by the Administrative Agent) following the Closing Date, the “Borrowing Base” shall be equal to $0 until completion thereof.

LOAN CAP:	An amount equal to (the “Loan Cap”) the lesser of (i) the commitments under the Revolving Credit Facility and (ii) the Borrowing Base.

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Revolving Credit Facility may be prepaid in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in applicable cases. The unutilized portion of the commitments under the Revolving Credit Facility may be irrevocably (unless contingent upon a refinancing or other event) reduced or terminated by the Borrowers at any time without premium or penalty.

MANDATORY PREPAYMENTS:	Subject to usual and customary provisions for discretionary and protective overadvances, if, based on the last recently delivered Borrowing Base Certificate, the outstanding amount of revolving loans and outstanding letters of credit available to be drawn under the Revolving Credit Facility exceeds the then applicable Borrowing Base (or the Closing Date Borrowing Base, as applicable), then upon Administrative Agent’s demand, the Borrower shall eliminate such excess.

SECURITY:	Subject to the limitations set forth below in this section and the Certain Funds Provision, the Revolving Credit Facility shall be secured by (i) a first priority lien on each Borrower’s and each Guarantors’ ABL Priority Collateral and (ii) a second priority lien on each Borrowers’ and each Guarantors’ Term Loan Priority Collateral, but excluding in each case the Excluded Assets (as defined below), in each case subject to permitted liens (to be agreed).

As used herein, the “ABL Priority Collateral” shall mean all assets of each Borrower and each Guarantor (the “Collateral”) constituting: (a) accounts receivable, inventory and, to the extent not constituting or comprising identifiable proceeds of Term Loan Priority Collateral (as defined below), cash and deposit accounts, payment intangibles, securities and commodity accounts and (b) instruments, documents, commercial tort claims, letter-of-credit rights, supporting obligations, books and records and general intangibles, in each case, solely to the extent relating to those items in the foregoing clause (a), and (c) proceeds and insurance proceeds of the foregoing (including business interruption insurance, subject to the Intercreditor Agreement), and the “Term Loan Priority Collateral” shall mean all Collateral other than the ABL Priority Collateral (including proceeds of all such other Collateral).

Notwithstanding anything to the contrary, “Excluded Assets” shall be defined as mutually agreed and conform substantially to Term Loan Facility definition.

Subject to the Certain Funds Provision, the Security shall ratably secure the relevant party’s obligations in respect of the Revolving Credit Facility and any treasury management, interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof).

CONDITIONS PRECEDENT TO CLOSING:	Subject to the Certain Funds Provision, the closing and the initial extension of credit under the Revolving Credit Facility on the Closing Date will be subject solely to satisfaction (or waiver) of the following:

(i) The Acquisition shall have been consummated in all material respects in accordance with the Agreement and Plan of Merger (as amended, modified or otherwise supplemented from time to time to the extent permitted under this clause (i), and together with all exhibits, schedules, annexes and disclosure schedules thereto, collectively, the “Purchase Agreement”) dated as of May 11, 2022, by and among Holdings, MergerSub and the Target, after giving effect to any modifications, amendments consents or waivers not prohibited by this paragraph, it being understood and agreed that the Purchase Agreement in effect as of May 11, 2022 is acceptable to Bank of America. The Purchase Agreement shall not have been altered, amended or otherwise modified, or any provision thereof waived or consented to, in any manner that would be materially adverse to Administrative Agent and the Lenders (in their capacity as such) without the prior written consent of Bank of America (it being understood and agreed that (i) any purchase price adjustment expressly contemplated by the Purchase Agreement (including any working capital purchase price adjustment) shall not be considered an alteration, amendment, modification, waiver or consent of the Purchase

Agreement, (ii) any substantive change to the definition of “Company Material Adverse Effect” contained in the Purchase Agreement shall be deemed materially adverse to the Administrative Agent and the Lenders, (iii) the granting of any consent under the Purchase Agreement that is not materially adverse to the interest of the Administrative Agent and the Lenders will not otherwise constitute an alteration, amendment, modification or waiver, and (iv) any increase or reduction in the purchase price of the Acquisition will be deemed not to be materially adverse to Bank of America.

(ii)  The Equity Contribution and the Refinancing (as defined above) shall have been consummated or, substantially concurrently with the initial advance under the Revolving Credit Facility, shall be consummated and the Companies shall have no outstanding indebtedness other than that permitted to remain outstanding under the Purchase Agreement or otherwise agreed to in writing by Bank of America.

(iii)  The Borrowers shall have entered into the Term Loan Facility provided by a lender acceptable to the Administrative Agent (it being understood that White Oak Global Advisors, LLC and SPP Credit Advisors is acceptable to the Administrative Agent) (individually and collectively, the “Term Loan Lender”), in an amount equal to $130 million on the Closing Date, which Term Loan Facility shall be (i) secured by a first priority lien on the Term Loan Priority Collateral and a second priority lien on the ABL Priority Collateral, in each case, subject to the Certain Funds Provision and subject to permitted liens to be agreed and (ii) subject to the Intercreditor Agreement.

(iv) The execution and delivery (a) by (subject to the Certain Funds Provision) Parent, the Borrowers and the other Guarantors of the definitive documentation for the Revolving Credit Facility (the “Credit Documentation”) which shall be (i) consistent with the Summary of Terms, containing only those representations and warranties, affirmative covenants, negative covenants and events of default set forth herein and be generally based on and no less favorable to Parent, the Borrowers and their respective subsidiaries than the ABL Financing Agreement dated as of March 7, 2022 by and among Balmoral Refractories Holdings, Inc. and its subsidiaries, and the other parties thereto (the “Precedent Credit Agreement”) and be consistent with loan documentation terms customary and usual for facilities and transactions of this type, (ii) reflect the operational and strategic requirements of Parent and its subsidiaries, after giving effect to the Transaction, in light of their size, geographic locations, industries, businesses and business practices, operations, financial accounting, matters disclosed in the Purchase Agreement and their proposed business plans, (iii) be subject to materiality qualifications and other exceptions that give effect to and/or permit the Transaction (as defined in the Commitment Letter), (iv) take into account current market conditions as reasonably and mutually agreed (including, without limitation, the replacement of SOFR) and (v) be negotiated in good faith to provide the Revolving Credit Facility, giving effect to, and subject in all respects to, the Certain Funds Provision, as promptly as reasonably practicable (the documentation principles set forth in clauses (i) through (v) above, the “Documentation Principles”), (b) subject to the Certain Funds Provision, of customary legal opinions, customary borrowing notices, customary evidence of authorization, and customary officer’s certificates, which shall, in each case, be consistent with the Commitment Letter and the Summary of Terms and (c) subject to the Certain Funds Provision, of all documents and instruments required to create and perfect the Administrative Agent’s security interests in the Collateral for the benefit of the Lenders shall have been executed and delivered by (subject to the Certain Funds Provision) Parent, the Borrowers and the other Guarantors and, if applicable, be in proper form for filing, which shall, in each case, be consistent with the Commitment Letter and the Summary of Terms. The Credit Documentation shall be subject in all respects to the Certain Funds Provision.

(v)   The Intercreditor Agreement between Administrative Agent and agent for the Term Loan Lender shall have been executed and delivered by all parties thereto and be in full force and effect, which shall be in form and substance reasonably satisfactory to the Administrative Agent.

(vi) Since the date of the Purchase Agreement, there shall have not occurred a Company Material Adverse Effect (as defined in the Purchase Agreement).

(vii) All fees required to be paid on the Closing Date pursuant to the Fee Letter and the reasonable and documented out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three (3) business days prior to the Closing Date, shall, upon the initial advance under the Revolving Credit Facility, have been paid.

(viii) [Reserved].

(ix) The Purchase Agreement Representations shall be true and correct in all material respects to the extent required by the Certain Funds Provision and the Specified Representations shall be true and correct in all material respects (without duplication of any materiality qualifiers therein) on the Closing Date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (without duplication of any materiality qualifiers therein) at such earlier date.

(x)   After giving effect to the Transaction and there shall be no less than $8 million of availability under the Revolving Credit Facility as of the Closing Date, after giving effect to the Transaction and all extensions of credit under the Revolving Credit Facility and the Term Loan Facility on such date.

(xi) The Lead Arranger shall have received (a) at least three (3) business days prior to the Closing Date all documentation and other information about the Borrowers and the Guarantors hereunder required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering, rules and regulations, including the Patriot Act, to the extent requested at least ten (10) business days prior to the Closing Date; and (b) at least three (3) business days prior to the Closing Date, to the extent the Borrowers qualify as a “legal entity customer” under 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), a certification regarding beneficial ownership required by the Beneficial Ownership Regulation (the “Beneficial Ownership Certification”), to the extent requested at least ten (10) business days prior to the Closing Date.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT
MADE AFTER THE CLOSING DATE:	Subject to Limited Condition Acquisition Provisions, each extension of credit under the Revolving Credit Facility made after the Closing Date will be subject to satisfaction of the following conditions precedent: (i) all of the representations and warranties in the Credit Documentation shall be true and correct in all material respects (except to the extent that such representation and warranty is qualified by materiality or material adverse effect, in which instance such representation and warranty shall true and correct in all respects) as of the date of such extension of credit, in each case, except to the extent the same expressly related to an earlier date in which case such representations and warranties shall be true and correct in all material respects (except to the extent that such representation and warranty is qualified by materiality or material adverse effect, in which instance such representation and warranty shall true and correct in all respects) as of such earlier date; (ii) no event of default under the Revolving Credit Facility or incipient default shall have occurred and be continuing or would result from such extension of credit; and (iii) the aggregate principal amount of all loans outstanding under the Revolving Credit Facility and the aggregate undrawn amount of all Letters of Credit outstanding on such date, after giving effect to the applicable borrowing or issuance or renewal of a Letter of Credit, shall not exceed the Loan Cap on such date.

REPRESENTATIONS AND WARRANTIES:	Subject to the Certain Funds Provision, usual and customary for transactions of this type, limited to the following (subject to materiality thresholds, baskets and other exceptions and qualifications to be agreed): (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other written information and no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect (as defined below); (vi) no material litigation; (vii) no event of default; (viii) ownership of property; including disclosure of liens, properties, leases and investments; (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and loan parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment Company Act; (xvi) accuracy of disclosure, including accuracy in all respects of the Beneficial Ownership Certification as of the Closing Date; (xvii) compliance with laws; (xviii) intellectual property; (xix) solvency; (xx) [reserved]; (xxi) labor matters; (xxii) collateral documents; (xxiii) none of Parent, any Borrower or any Guarantor (collectively, the “Loan Parties”) is an Affected Financial Institution.

“Material Adverse Effect” means (a) a material adverse effect on the business, assets, financial condition or results of operations of the Loan Parties and their restricted subsidiaries, taken as a whole, (b) a material and adverse effect on the rights and remedies of the Administrative Agent under the Credit Documentation or (c) a material and adverse effect on the ability of the Loan Parties, taken as a whole, to perform their payment obligations under the Credit Documentation.

COVENANTS:	Those affirmative, negative and financial covenants (applicable to Holdings and its subsidiaries) customarily found in transactions of this type, limited to the following:

(a)   Affirmative Covenants – subject to materiality thresholds, baskets and other exceptions and qualifications to be agreed, (i) delivery of (x) monthly financial statements within 30 days of the end of each of the first two months in each fiscal quarter and within 45 days for the first 3 full fiscal months following the Closing Date and the third month of each fiscal quarter, (y) audited annual financial statements within 120 days from fiscal year end, and (z) annual budgets and forecasts for the following year within 30 days after the beginning of each fiscal year; (ii) delivery of certificates and other information, including information and documentation reasonably requested by the Administrative Agent or any Lender for purposes of compliance with applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the PATRIOT Act and the Beneficial Ownership Regulation; (iii) delivery of notices (of any event of default, material adverse effect, ERISA event, material change in accounting or financial reporting practices); (iv) payment of taxes; (v) preservation of existence; (vi) maintenance of properties;

(vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights; (xi) use of proceeds; (xii) [reserved]; (xiii) compliance with environmental laws; (xiv) [reserved]; (xv) further assurances; (xvi) compliance with terms of leaseholds that would reasonably be expected to have a Material Adverse Effect; (xvii) [reserved]; (xviii) [reserved]; (xix) compliance with material contracts that would reasonably be expected to have a Material Adverse Effect; and (xx) delivery of monthly borrowing base certificates within 20 calendar days after the end of each month which shall be delivered weekly if a Reporting Trigger Period exists within 3 business days after the end of each week. “Reporting Trigger Period” means the period (a) commencing on any day that (i) an event of default occurs or (ii) Availability is less than the greater of (x) $4,000,000 and (y) 12.5% of the Loan Cap, and (b) continuing until, during each of the preceding 30 days, (i) no Event of Default existed and (ii) Availability has been more than the greater of (x) $4,000,000 and (y) 12.5% of the Loan Cap.

(b)   Negative Covenants – Subject to materiality thresholds, baskets, reclassification concepts and other exceptions and qualifications to be agreed, restrictions on the following: (i) liens; (ii) indebtedness (including guarantees and other contingent obligations); (iii) investments (including loans and advances); (iv) mergers and other fundamental changes; (v) sales and other dispositions of property or assets; (vi) payments of dividends and other distributions; (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) [reserved]; (xii) amendments of organizational documents; (xiii) changes in accounting policies or reporting practices; (xiv) prepayment of other indebtedness; (xv) modification or termination of documents related to the Transaction or certain indebtedness; and (xvi) changes in activities of Parent, in each case with such exceptions as may be agreed upon in the loan documentation. Notwithstanding the above, the loan parties may make discretionary distributions, prepayments of indebtedness and investments (including permitted acquisitions) so long as the Payment Conditions are satisfied; provided, that so long as the Closing Date Borrowing Base is in effect, the loan parties shall not make such discretionary distributions, prepayments of indebtedness and investments (including permitted acquisitions).

“Payment Conditions” means the satisfaction of each of the following: (a) as of the date of any such action and immediately after giving effect thereto, no Event of Default has occurred and is continuing, (b) either of the following: (i) average Availability (after giving pro forma effect to such action) as calculated on a 30 day lookback, is greater than the greater of (1) 17.5% of the Loan Cap and (2) $5,500,000, or (ii)(x) Availability (after giving pro forma effect to such action) as calculated on a 30 day average lookback, is greater than the greater of (1) 12.5% of the Loan Cap and (2) $4,000,000 and (y) the Fixed Charge Coverage Ratio measured on a trailing 12 month period as of the end of the most recently ended measurement period prior to such action, determined on a pro forma basis after giving effect to such action, shall be equal to or greater than 1.00 to 1.00.

(c)   Financial Covenant – The only financial covenant shall be the following: Minimum Consolidated Fixed Charge Coverage Ratio of at least 1.00:1.00 measured monthly as of the last day of each month while a Covenant Trigger Period is in effect, for the fiscal month ending immediately prior to the commencement of the Covenant Trigger Period and each month ending during the continuance of a Covenant Trigger Period. The ratio referred to above will be calculated on a consolidated basis for each consecutive trailing 12 month period. “Covenant Trigger Period” means the period (a) commencing on any day that (i) an Event of Default occurs or (ii) Availability is less than the greater of (x) $3,250,000 and (y) 10% of the Loan Cap, and (b) continuing until, during each of the preceding 30 days, (i) no Event of Default existed and (ii) Availability has been more than the greater of (x) $3,250,000 and (y) 10% of the Loan Cap. The definitions of EBITDA and Fixed Charge Coverage Ratio (and all other definitions related to the same) are to be mutually agreed.

(d) Equity Cure – a customary equity cure shall be included as mutually agreed and shall conform as applicable to the same in the Term Loan Facility.

(e)   Cash Management and Cash Dominion – Subject to the Certain Funds Provision, within 90 days following Closing Date, (i) the cash management system of the loan parties shall be reasonably satisfactory to the Administrative Agent and shall provide for springing full dominion and control in favor of the Administrative Agent (“Cash Dominion”) over all deposit and securities accounts during the Cash Dominion Trigger Period, other than customary excluded deposit accounts (including tax, disbursement, zero balance (other than collection accounts), trust, escrow and payroll accounts, and certain deposit accounts containing less than $50,000 for each account and $325,000 in the aggregate for all such accounts, in each case, for a period of more than 5 business days) (ii) Borrowers shall also agree to cause all proceeds of accounts receivable to be forwarded to a lockbox or, with Administrative Agent’s consent, deposited in a blocked account; provided that Administrative Agent will exercise Cash Dominion only during a Cash Dominion Trigger Period. “Cash Dominion Trigger Period” means the period (a) commencing on any day that (i) an Event of Default occurs or (ii) Availability is less than the greater of (x) $3,250,000 and (y) 10% of the Loan Cap, and (b) continuing until, during each of the preceding 30 days, (i) no Event of Default existed and (ii) Availability has been more than the greater of (x) $3,250,000 and (y) 10% of the Loan Cap.

EVENTS OF DEFAULT:	Usual and customary in transactions of this type limited to the following: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after such failure; (iii) any representation or warranty proving to have been incorrect in any material respect when made or deemed made; (iv) cross-default to other indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; (viii) ERISA events that have a Material Adverse Effect; (ix) actual or asserted invalidity or impairment of any loan documentation; (x) change of control; (xi) actual or asserted invalidity or impairment of any subordination provisions.

ASSIGNMENTS AND PARTICIPATIONS:

Revolving Credit Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Revolving Credit Facility in a minimum amount equal to $5 million.

Consents: The consent of the Borrowers will be required unless (i) a Specified Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the loan documentation); provided the Borrowers shall be deemed to have consented to such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) business days after having received notice thereof. The consent of the Administrative Agent will be required for any assignment. The consent of the Fronting Bank will be required for any assignment under the Revolving Credit Facility. “Specified Event of Default” shall mean a payment or bankruptcy event of default, and failure to comply with financial reporting requirements or financial covenants.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrowers or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Revolving Credit Facility or all or substantially all of the value of the guaranty of the Borrowers’ obligations made by the Guarantors.

Notwithstanding the foregoing, in no event shall assignments or participations be made to (a) natural persons or (b) Disqualified Institutions. “Disqualified Institutions” shall have a meaning consistent with the same definition in the Term Loan Facility.

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive Credit Documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of the loans and commitments under Revolving Credit Facility (the “Required Lenders”); provided, that, any time there are two Lenders, Required Lenders shall mean both Lenders, except that (subject to certain exceptions to be mutually agreed) (a) the consent of each Lender shall be required with respect to (i) [reserved], (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or substantially all of the collateral securing the Revolving Credit Facility, (v) the release of all or substantially all of the value of the guaranty of the Borrowers’ obligations made by the Guarantors, and (vi) the subordination of all or any part of the Revolving Credit Facility or substantially all of collateral securing the Revolving Credit Facility; (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or times for payment; and (c) the consent of the Lenders holding at least 66-2/3% of the loans and commitments under the applicable Facility shall be required with respect to certain other matters relating to the Borrowing Base.

INDEMNIFICATION:	The Borrowers will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors (collectively, “Indemnified Persons”) from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Revolving Credit Facility, any other aspect of the Transaction, the Borrowers’ use of loan proceeds or the commitments under the Revolving Loan Facility, including, but not limited to, reasonable attorneys’ fees (excluding the allocated cost of internal counsel) and settlement costs (but limited, in the case of legal expenses, to the reasonable and documented expenses of one counsel for all Indemnified Persons taken as a whole and, if necessary, one firm of local counsel in each material jurisdiction (which may include a single special counsel acting in multiple jurisdictions), in each case for all Indemnified Persons taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs the Borrowers of such conflict, of another firm of counsel for such affected Indemnified Persons taken as a whole)); provided that the Borrowers shall have no obligation to indemnify and hold harmless any Indemnified Person pursuant to the foregoing provision to the extent any such obligation is determined by a final, non-appealable judgment of a court of competent jurisdiction (a) to have resulted (i) from the gross negligence, bad faith or willful misconduct of such Indemnified Person or any of its related persons or (ii) from such

Indemnified Person’s or its related person’s material breach of the Credit Documentation or (b) to have resulted from claims among Indemnified Persons not involving an act or omission by the Loan Parties and their subsidiaries and affiliates. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of New York.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

COUNSEL TO THE ADMINISTRATIVE AGENT:	McGuireWoods, LLP.

OTHER:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The loan documentation will contain (a) customary increased cost, withholding tax, capital adequacy and yield protection provisions, (b) EU and UK Bail-In provisions, (c) Qualified Financial Contracts provisions, (d) customary defaulting lender provisions, (e) provisions relating to the replacement of the Benchmark Rate in form and substance customary for transactions where the Administrative Agent acts as agent, (f) customary ERISA lender representations and (g) customary provisions relating to the divisions of limited liability companies.

Addendum I

PRICING, FEES AND EXPENSES

INTEREST RATES:	The interest rates per annum applicable to the Revolving Credit Facility will be the Benchmark Rate (as hereinafter defined) plus the Applicable Margin (as hereinafter defined) or, at the option of the Borrowers, the Base Rate (to be defined as the highest of (a) the Federal Funds Rate plus 1⁄2 of 1.00%, (b) the Bank of America prime rate and (c) the Benchmark Rate plus 1.00%) plus the Applicable Margin.

“Applicable Margin” means a percentage per annum to be determined in accordance with the applicable Pricing Grid set forth below:

Level	Excess Availability (as a percentage of the Loan Cap)	Applicable Margin for the Benchmark Rate Loans/ Letter of Credit Fees	Applicable Margin for Base Rate Loans
I	≥ 35%	1.25%	0.25%
II	< 35%	1.50%	0.50%

provided, that, notwithstanding the foregoing, margins shall be determined at Level II above from the Closing Date until the first adjustment thereof, which shall be subject to increase or decrease on the first day of the calendar month of each Fiscal Quarter.

Notwithstanding anything to the contrary contained herein, to the extent that, at any time, the Benchmark Rate shall be less than 0.00%, the Benchmark Rate shall be deemed to be 0.00% for purposes of the Revolving Credit Facility.

Borrowers may select interest periods of one, three or six months for loans bearing interest rate based on the Benchmark Rate, subject to availability. Interest on loans bearing interest rate based on the Benchmark Rate shall be payable at the end of the selected interest period, but no less frequently than quarterly, and on the Maturity Date.

During the continuance of any event of default under the Credit Documentation, the Applicable Margin for obligations owing under such loan documentation shall increase by 2.00% per annum (subject, in all cases other than an event of default in the payment of principal when due, to the request of the Required Lenders).

“Benchmark Rate” means the Term SOFR Rate (to be defined in the Credit Documentation).

UNUSED LINE FEE:	Commencing on the Closing Date, an unused line fee of 0.25% per annum shall be payable on the actual daily unused portion of the Revolving Credit Facility. Such fee shall be payable monthly in arrears on the first day of each month, commencing on the first full month to occur after the Closing Date.

LETTER OF CREDIT FEES:	Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin from time to time applicable to Revolving Credit Benchmark Rate loans. Such fees shall be (a) payable monthly in arrears on the first day of each month, commencing on the first full month to occur after the Closing Date, and (b) shared proportionately by the Lenders under the Revolving Credit Facility. In addition, a fronting fee shall be payable to the Fronting Bank for its own account, in an amount to be mutually agreed.

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest for Base Rate loans (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	In addition to Borrowers’ reimbursement obligations under the Commitment Letter, Borrowers will pay all reasonable and documented out-of-pocket costs and expenses incurred by the Administrative Agent and the Lead Arranger associated with the amendment, waiver or modification of the Credit Documentation contemplated hereby, including, without limitation, the reasonable legal fees of counsel to the Administrative Agent and the Lead Arranger (limited, in the case of legal expenses, to the reasonable and documented legal fees and expenses of a single primary counsel for the Administrative Agent and the Lead Arranger taken as a whole and, if necessary, one firm of local counsel in each material jurisdiction (which may include a single firm of counsel acting in multiple jurisdictions) for the Administrative Agent and the Lead Arranger taken as a whole. The Borrowers will also pay the reasonable and documented out-of-pocket expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the loan documentation (limited, in the case of legal expenses, to the reasonable and documented legal fees and expenses of a single primary counsel for the Administrative Agent and each of the Lenders taken as a whole and, if necessary, one firm of local counsel in each material jurisdiction (which may include a single firm of counsel acting in multiple jurisdictions) for the Administrative Agent and each of the Lenders taken as a whole and, in the case of an actual or perceived conflict of interest where the person affected by such conflict informs the Borrowers of such conflict, of another firm of counsel for such affected persons taken as a whole). The Borrowers will also pay all reasonable and documented out-of-pocket fees and expenses incurred by Administrative Agent associated with field exams and appraisals; provided that the Borrowers shall not be obligated to reimburse Administrative Agent for more than one appraisal per any 12 month period and one field exam per any 12 month period so long as no Due Diligence Trigger Period exists (where Borrowers shall then be obligated to reimburse Administrative Agent for two appraisals per any 12 month period and two field exams per any 12 month period). “Due Diligence Trigger Period” means the period (a) commencing on any day that (i) an Event of Default exists or (ii) Availability, for a period of three (3) consecutive Business Days, is less than the greater of (x) $4,750,000 and (y) 15% of the Loan Cap, and (b) continuing until, during each of the preceding 30 days, (i) no Event of Default existed and (ii) Availability has been more than the greater of (x) $4,750,000 and (y) 15% of the Loan Cap.

SCHEDULE A

FORM OF SOLVENCY CERTIFICATE

[•][•],[•]

This Solvency Certificate is being executed and delivered pursuant to Section [•] of that certain ABL Financing Agreement1 (the “Financing Agreement”; the terms defined therein being used herein as therein defined).

I, [•], the [Chief Financial Officer/equivalent officer] of [            ] (the Parent”), in such capacity and not in an individual capacity, hereby certify as follows:

1.

I am generally familiar with the businesses and assets of the Parent and its Subsidiaries, taken as a whole, and am duly authorized to execute this Solvency Certificate on behalf of the Parent pursuant to the Financing Agreement; and

2.

As of the date hereof and after giving effect to the transactions and the incurrence of the indebtedness and obligations being incurred in connection with the Financing Agreement and the transactions contemplated thereby (including, without limitation, the Closing Date Acquisition), (i) the sum of the Parent’s and its Subsidiaries’ debt (including contingent liabilities), taken as a whole, does not exceed the present fair saleable value of the Parent’s and its Subsidiaries’ present assets, taken as a whole; (ii) the Parent’s and its Subsidiaries’ capital, taken as a whole, is not unreasonably small in relation to its business as contemplated on the Closing Date and reflected in the projections or with respect to any transaction contemplated or undertaken after the Closing Date; (iii) the present fair salable value of the assets of the Parent and its Subsidiaries is greater than the amount that will be required to pay the probable liability of the debts (including contingent liabilities) of the Parent and its Subsidiaries as they become absolute and matured in the ordinary course; and (iv) none of the Parent nor any of its Subsidiaries has incurred and does not intend to incur, or believes (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise). For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

IN WITNESS WHEREOF, I have executed this Solvency Certificate on the date first written above.

[Name], [Chief Financial Officer/equivalent officer]

1	Description of ABL Financing Agreement to be inserted